Press Release

RedHill Biopharma Announces First Half 2024 Business Highlights

A transformed RedHill:

•	Numerous potential catalysts
•

Strengthened cash balance and control over our destiny following the Termination Agreement with Movantik Acquisition Co. and others: Executing on our plan to ensure a value-driven focus, operational efficiency and financial streamlining with a low cost-base

•	U.S. government collaborations: Developing a promising, advancing and largely financially de-risked pipeline via U.S. government and other collaborations
•	Addressing substantial and underserved indications: In oncology viral pandemic preparedness, nuclear/radioprotection, and obesity/diabetes
•	Building value: In the lab and in the clinic through new studies, generating new intellectual property and publications and forging the right partnerships for our assets
•	Streamlined U.S. commercial organization: Cost reduction measures resulted in a much smaller, more efficient and cost-effective organization while still maintaining a leadership position with Talicia®

R&D and Commercial Highlights:

•	Opaganib:
o	U.S. Army program for Ebola (believed to be the first host-directed molecule to show activity in vivo in Ebola virus disease)
o	Orphan drug designation granted by FDA for neuroblastoma
o	Discussions ongoing for a potential externally-funded, mid-stage clinical study in an additional underserved oncology indication
o	U.S. government-funded programs ongoing with the NIH / BARDA-funded nuclear and chemical medical countermeasure programs for Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure
o	Positive in vivo study results support potential of opaganib therapy in diabetes / obesity
•	RHB-107:
o	COVID-19: Enrollment ongoing in the U.S Department of Defense-supported 300-patient Phase 2 ACESO PROTECT platform trial for early

COVID-19 outpatient treatment; enrollment estimated to be completed in the first half of 2025

o	U.S. Army-funded Ebola development program ongoing; RHB-107 also demonstrated robust synergistic effect in vitro when combined with remdesivir
•	RHB-104: Newly published positive Phase 3 data demonstrated 64% increased efficacy with RHB-104 in Crohn's disease
•	Talicia: The leading prescribed branded H. pylori therapy in the U.S., maintaining leadership position with a streamlined commercial team:
o	Expected upcoming new H. pylori treatment guidelines may further enhance positioning and use
o	Potential manufacturing developments aiming to open additional new markets underway
o	Commercially launched in the UAE, triggering RedHill’s eligibility for potential milestone and royalty payments; Additional ex-US partnerships under discussions

Financial highlights:

•

Cash balance of $8.2 million as of June 30, 2024[1]; Net revenues for the first half of 2024 totaled $2.6 million. Talicia contributed $3.5 million, down from the first half of 2023 due to a 12% reduction in U.S. prescriptions, driven by employee terminations and other cost-cutting measures. Movantik recorded negative revenues of $0.9 million, primarily due to product returns. Excluding one-time items in the first half of 2023 related to the Movantik® divestiture, the operating loss and net loss improved by $9.9 million and $9.5 million, respectively, as these cost-cutting measures significantly reduced overall expenses

•

Post-balance sheet date, RedHill signed a Global Termination Agreement with Movantik Acquisition Co. and others (the “Agreement”). The Agreement resulted in RedHill receiving $9.9 million in cash and gaining full control over $0.74 million in a restricted account, while assuming $12.2 million in liabilities, leading to a net balance sheet reduction of approximately $2.3 million. The Agreement ended all existing credit ties and removed the lien against Talicia

TEL AVIV, Israel and RALEIGH, NC, August 29, 2024, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its first half 2024 financial results and operational highlights, for the six months ended June 30, 2024.

“The first six months of this year have realized significant accomplishments, laying the groundwork for numerous potential upcoming catalysts. RedHill is now in possession of a promising, advancing and largely financially de-risked development pipeline designed to address substantial and underserved indications in oncology, viral pandemic preparedness, nuclear/radioprotection and diabetes and obesity-related disorders,” said Dror Ben-Asher, RedHill’s Chief Executive Officer. “There is no doubt that the last four years have been a challenge, primarily as a result of the pandemic’s negative impact on our commercial launches in the United States in the first half of 2020. However, we have been turning the ship around and I am immensely proud of our team that works tirelessly to create opportunities, deliver on plans and create value in the lab and in the clinic through new studies, generating additional patents and publications, identifying important new indications and forging the right partnerships for our assets, while maintaining a market leadership position with Talicia. We are executing on our plans to ensure a clear value-driven focus, operational efficiency and financial streamlining with a low cost-base, as well as a strengthened cash balance and solid control over all elements of our business.”

Financial results for the six months ended June 30, 2024 (Unaudited)2

Net Revenues for the first half of 2024 were $2.6 million, compared to $5.4 million for the first half of 2023. Talicia net revenues were $3.5 million for the six months ended June 30, 2024, compared to $5.1 million for the six months ended June 30, 2023, mainly due to a 26% decrease in gross revenues and a 9% increase in Gross-to-Net deductions, mainly from increased Medicaid rebates. In the first half of 2024, $0.5 million of net revenues came from sales in the UAE. Talicia scripts in the U.S. in the first half of 2024 were down by approximately 12%, compared to the same period in 2023, mainly due to reduced promotion and marketing following employee terminations and other cost-cutting measures in the United States. These measures had a significant positive impact on reducing expenses, as detailed below.

Movantik had negative net revenues of $0.9 million in the first half of 2024, compared to negative net revenues of $0.1 million in the first half of 2023, mainly due to returns related to sales in the second and third quarters of 2020.

Gross Profit for the first half of 2024 was $1.2 million, compared to $3 million for the first half of 2023, in line with the decrease in Net Revenues as explained above and primarily attributable to the reduction in Talicia prescriptions following employee terminations and other cost-cutting measures.

Research and Development Expenses for the first half of 2024 were $0.7 million, as compared to $2.3 million for the first half of 2023. The decrease is mainly attributable to the costs from closing the RHB-204 clinical trial, which were recognized in the first half of 2023, and to ongoing cost-reduction measures.

Selling, Marketing, and General and Administrative Expenses for the first half of 2024 were $9 million, compared to $19 million for the first half of 2023. This decrease was primarily due to downsizing the U.S. workforce following the Movantik divestiture, leading to lower payroll and related expenses, and reduced sales force expenses.

Other Income – There was no other income for the first half of 2024, as compared to $43 million of other income for the first half of 2023. The other income recognized in the first half of 2023 was comprised of (i) $35.5 million from the divestiture of Movantik and (ii) $7.5 million from transitional services fees provided to the buyer of Movantik.

Operating Loss for the first half of 2024 was $8.4 million, compared to operating income of $24.7 million for the first half of 2023. The difference is primarily attributable to the changes resulting from the divestiture of Movantik the previous year, as detailed above. Excluding the other income from the Movantik transaction in 2023, the operating loss decreased by approximately $9.9 million, from an operating loss of $18.3 million for the first half of 2023, reflecting the positive operating impact of the cost-cutting measures.

Financial Income, net for the first half of 2024 was $5.4 million, compared to $26.3 million for the first half of 2023. In the first half of 2024, the income recognized was mainly attributable to warrants’ revaluation, offset by offerings’ expenses. In the first half of 2023, the income recognized was primarily attributable to a $20.6 million gain resulting from the extinguishment of the HCR Collateral Management LLC debt in exchange for the transfer of rights to Movantik.

Net Loss was $3.1 million for the first half of 2024, compared to net income of $51 million for the first half of 2023. This change was primarily attributable to the effects resulting from the sale of Movantik and ongoing cost-reduction measures, as detailed above. Excluding the other income and financial income from the Movantik transaction in 2023, the net loss decreased by approximately $9.5 million, from a net loss of $12.6 million for the first half of 2023, reflecting the positive net impact of the cost-cutting measures.

Total Assets as of June 30, 2024 were $22 million, as compared to $23 million as of December 31, 2023. The decrease was primarily attributable to a reduction in the inventory balance due to sales, as well as a reduction in right-of-use assets, due to termination of car leases in the six months ended June 30, 2024.

Total Liabilities as of June 30, 2024 were $22 million, as compared to $21 million as of December 31, 2023. The increase is mainly due to higher allowance from deductions from revenues and increased warrant-related derivative liabilities, partially offset by lower accounts payable, accrued expenses and lease liabilities (due to the car leases’ termination).

Net Cash Used in Operating Activities for the six months ended June 30, 2024 was $6.2 million, compared to $17.8 million for the same period in 2023. The decrease in cash used was primarily due to settling pre-closing liabilities associated with Movantik and other operational activities in the six months ended June 30, 2023. Furthermore, this reduction is attributable to the cost-cutting measures mentioned above.

Net Cash Provided by Financing Activities for the six months ended June 30, 2024 was $7.9 million, comprised primarily of the net proceeds from securities offerings in the six months ended June 30, 2024. For the six months ended June 30, 2023, Net Cash Provided by Financing Activities was $4.8 million, comprised primarily of the net proceeds from securities offerings in the six months ended June 30, 2023, and the decrease in restricted cash, partially offset by the repayment of payables related to the purchase of intangible assets.

Cash Balance as of June 30, 2024 was $8.2 million1.

R&D and Commercial Highlights:

R&D:

RedHill’s pipeline is centered around opaganib3 & RHB-1074, two promising, potentially broad utility, novel, oral, host-directed small molecule drugs with demonstrated safety and efficacy profiles. Both candidates are advancing in predominantly U.S. government-supported, externally-funded programs, directed at multiple underserved indications with sizeable multi-billion-dollar market opportunities and potentially advantageous pathways to approval.

Between them, they are in development for multiple oncology, viral, inflammatory and diabetes and obesity-related indications, including COVID-19, Ebola, acute respiratory distress syndrome (ARDS) and radio/chemical protection (Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure).

Being (i) easy to administer and distribute and (ii) viral mutation-resistant, they are ideally suited for stockpiling strategies in the event of nuclear/chemical incidents and viral pandemic scenarios.

Opaganib:

•

U.S. Army program for Ebola. Opaganib is believed to be the first host-directed molecule to show activity in vivo in Ebola virus disease, delivering a statistically significant increase in survival and, separately, demonstrating a robust synergistic effect in vitro when combined with remdesivir (Veklury®; Gilead Sciences, Inc.), improving viral inhibition while maintaining cell viability

•	Orphan drug designation granted by FDA for neuroblastoma (opaganib has several such designations in multiple indications, with three in oncology)
•	Discussions ongoing for a potential externally-funded, late-stage study in an additional underserved oncology indication
•	Positive in vivo study results support potential of opaganib therapy in diabetes / obesity-related disorders - a market projected to be worth approximately $100 billion within the next decade

•	U.S. government-funded programs ongoing with the NIH / BARDA-funded nuclear and chemical medical countermeasure programs for ARS and Sulfur Mustard exposure
•	Late-stage COVID-19 program continues to address a multi-hundreds of millions of dollars market
•	New opaganib publications:
o

The Sphingolipid-Modulating Drug Opaganib Protects against Radiation-Induced Lung Inflammation and Fibrosis: Potential Uses as a Medical Countermeasure and in Cancer Radiotherapy. Publication showed that opaganib significantly improved long-term survival in an in vivo model of lung damage following exposure to ionizing radiation[5]

o

Effect of Opaganib on Supplemental Oxygen and Mortality in Patients with Severe SARS-CoV-2 Based Upon FiO2 Requirements. Publication showed that oral opaganib reduced mortality by 62% and delivered improved time to room air, and faster time to hospital discharge in a large group of 251 hospitalized, moderately severe COVID-19 patients requiring a Fraction of inspired Oxygen up to and including 60% (FiO2≤60%). The paper also indicates that due to the lack of treatment effect in patients requiring FiO2>60%, this may represent a threshold level for disease irreversibility (likely due to more severe COVID-19 lung disease) and be an important patient selection clinical biomarker, a key finding for future therapeutic strategies and studies[6]

•	New Chinese patents granted for opaganib:
o

In combination with immune checkpoint inhibitors (ICIs) as a method of inducing an anti-cancer immune response. Provides protection for opaganib's potential use in combination with a range of approved and in-development ICIs across a growing range of indications through 2040

o	As a therapy for inhibition of single-stranded RNA virus replication (notably Ebola Disease Virus); valid through 2035

RHB-107 (upamostat):

•

COVID-19: Enrollment ongoing in the U.S Department of Defense-supported 300-patient Phase 2 ACESO PROTECT platform trial for early COVID-19 outpatient treatment. Enrollment is estimated to be completed in the first half of 2025

•

U.S. Army-funded Ebola development program ongoing; RHB-107 also demonstrated a robust synergistic effect in vitro when combined with remdesivir. Management of potential Ebola virus pandemic outbreaks represents a significant opportunity and is a key concern for global health agencies

RHB-1047: Newly published positive Phase 3 data demonstrated 64% increased efficacy with RHB-104 in Crohn's disease

Commercial:

Talicia: The leading prescribed branded H. pylori therapy in the U.S., maintaining leadership position with a streamlined commercial team:

•	Expected upcoming new H. pylori treatment guidelines may further enhance positioning and use
•	Potential manufacturing developments aiming to open additional new markets underway
•	Now commercially launched in the UAE, triggering RedHill’s eligibility for potential milestone and royalty payments
•	Two new U.S. patent grants covering Talicia as:
o	A method for eradicating H. pylori regardless of BMI, valid until May 2042
o	Use as an all-in-one treatment of H. pylori infection, valid until 2034

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia, for the treatment of Helicobacter pylori (H. pylori) infection in adults8, and Aemcolo®, for the treatment of travelers’ diarrhea in adults9. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-

class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include, among others, statements regarding the progress of the research and development activities for opaganib and RHB-107, including (i) timing of opaganib’s development for Acute Radiation Syndrome, (ii) the potential market opportunity for opaganib and RHB-107, (iii) delays in the research and development activities for opaganib or RHB-107, including the ACESO PROTECT platform trial for early COVID-19 outpatient treatment, (iv) the risk that opaganib or RHB-107 are not found to be well-suited to counter nuclear/chemical exposure and viral pandemic scenarios, and (v) non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: market and other conditions; the Company's ability to regain compliance with the Nasdaq Capital Market's minimum bid price requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for opaganib for any indication; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107; the risk that RHB-107's late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, and that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia; (v) the Company's ability to successfully commercialize and promote Talicia and Aemcolo; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Including cash, cash equivalents, short-term bank deposits and restricted cash.

2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

3 Opaganib is an investigational new drug, not available for commercial distribution.

4 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.

5 Maines LW, Keller SN, Smith RA, Green CL, Smith CD. The Sphingolipid-Modulating Drug Opaganib Protects against Radiation-Induced Lung Inflammation and Fibrosis: Potential Uses as a Medical Countermeasure and in Cancer Radiotherapy. International Journal of Molecular Sciences. 2024; 25(4):2322. https://doi.org/10.3390/ijms25042322

6 Neuenschwander FC, Barnett-Griness O, Piconi S, Maor Y, Sprinz E, Assy N, Khmelnitskiy O, Lomakin NV, Goloshchekin BM, Nahorecka E, et al. Effect of Opaganib on Supplemental Oxygen and Mortality in Patients with Severe SARS-CoV-2 Based upon FIO2 Requirements. Microorganisms. 2024; 12(9):1767. https://doi.org/10.3390/microorganisms12091767

7 RHB-104 is an investigational new drug, not available for commercial distribution.

8 Talicia (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

9 Aemcolo (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.Aemcolo.com.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
	U.S. dollars in thousands
NET REVENUES	2,572	5,395
COST OF REVENUES	1,404	2,418
GROSS PROFIT	1,168	2,977
RESEARCH AND DEVELOPMENT EXPENSES	659	2,331
SELLING AND MARKETING EXPENSES	3,487	9,632
GENERAL AND ADMINISTRATIVE EXPENSES	5,470	9,335
OTHER INCOME	—	42,993
OPERATING INCOME (LOSS)	(8,448)	24,672
FINANCIAL INCOME	7,157	28,677
FINANCIAL EXPENSES	1,797	2,347
FINANCIAL INCOME, net	5,360	26,330
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(3,088)	51,002
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	(0.00)	0.04
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	11,760,458	1,277,931

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2024	2023
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	7,277	5,569
Restricted cash	739	790
Trade receivables	974	2,591
Prepaid expenses and other receivables	2,909	2,801
Inventory	3,804	4,389
	15,703	16,140
NON-CURRENT ASSETS:
Restricted cash	143	147
Fixed assets	147	193
Right-of-use assets	469	989
Intangible assets	5,562	5,578
	6,321	6,907
TOTAL ASSETS	22,024	23,047

CURRENT LIABILITIES:
Account payable	1,912	3,278
Lease liabilities	368	718
Allowance for deductions from revenue	12,451	10,654
Derivative financial instruments	2,541	*741
Accrued expenses and other current liabilities	3,961	4,592
	21,233	19,983

NON-CURRENT LIABILITIES:
Lease liabilities	190	455
Royalty obligation	540	540
	730	995
TOTAL LIABILITIES	21,963	20,978

EQUITY:
Ordinary shares	34,785	21,441
Additional paid-in capital	375,333	388,363
Accumulated deficit	(410,057)	(407,735)
TOTAL EQUITY	61	2,069
TOTAL LIABILITIES AND EQUITY	22,024	23,047

*See note 2b

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	(3,088)	51,002
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	229	849
Depreciation	402	1,055
Amortization of intangible assets	16	530
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	—	(56,082)
Gains from early termination of leases, net	(23)	(694)
Fair value gains on derivative financial instruments	(7,108)	(8,071)
Loss from modification of warrants terms as part of a new issuance	—	1,084
Issuance costs in respect of warrants	1,497	922
Exchange differences and revaluation of bank deposits	(4)	(13)
	(4,991)	(60,420)
Changes in assets and liability items:
Decrease in trade receivables	1,617	31,618
Decrease (increase) in prepaid expenses and other receivables	(108)	1,337
Decrease in inventories	585	1,837
Decrease in accounts payable	(1,366)	(1,118)
Decrease in accrued expenses and other liabilities	(631)	(10,545)
Increase (decrease) in allowance for deductions from revenue	1,797	(31,486)
	1,894	(8,357)
Net cash used in operating activities	(6,185)	(17,775)
INVESTING ACTIVITIES:
Purchase of fixed assets	(1)	(7)
Net cash used in investing activities	(1)	(7)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	8,263	5,097
Repayment of payable in respect of intangible asset purchase	—	(6,555)
Decrease in restricted cash	51	6,860
Payment of principal with respect to lease liabilities	(414)	(589)
Net cash provided by financing activities	7,900	4,813
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,714	(12,969)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(6)	(3)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,569	19,968
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,277	6,996
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	38	123
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	28	315
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	5	224
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $170 in the six months ended June 30, 2024, and $4,117 in the six months ended June 30,2023) resulting from early termination of lease.	193	4,811
Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset		(59,503)
Decrease in Inventories		(4,233)
Decrease in Payable in respect of Intangible asset		4,602
Decrease in Borrowing		115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations		56,082

The accompanying notes are an integral part of these condensed consolidated financial statements.